OVERHILL FARMS, INC.
MAILING ADDRESS:  P.O. BOX 58806 ● VERNON, CA 90058
CORPORATE OFFICE:  2727 E. VERNON AVE., ● VERNON, CA 90058
PHONE (323) 582-9977 ● FAX (323) 582-6122

March 31, 2009

Via EDGAR Correspondence and Via Facsimile at (703) 813-6982

H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Overhill Farms, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Response Letter Dated March 12, 2009
File No. 001-16699

Dear Mr. Schwall:

This letter responds to your letter of additional comment dated March 24, 2009 issued to Overhill Farms, Inc. (“Company”).  For your convenience, we have included the text of your comment.

Form 10-K for the Fiscal Year Ended September 28, 2008

Net Revenues, page 15

1.
We note your supplemental response number 2.  While we note that you have not recorded any revenue to date under the Better Living Brands Alliance agreement and the fee and prepayment are not material relative to your total assets, we also note that this is a five-year agreement and that you anticipate revenues from this agreement to commence in fiscal year 2009.  Tell us why do not anticipate this contract being material to you.  See Item 601(b)(10)(ii)(C) of Regulation S-K.

As discussed with Ms. McNeil, on March 26, 2009, the reference noted above regarding Item 601(b)(10)(ii)(C) should actually reference Item 601(b)(10)(ii)(B).  Therefore, our response will reference Item 601(b)(10)(ii)(B).

For the completed five months of fiscal year 2009, the Company has recorded $431,000 in net revenues under the Better Living Brands® Alliance (“Alliance”).  Although the Alliance is still in its early stages and the Company anticipates that net revenues will continue to grow, the

H. Roger Schwall
March 31, 2009

Company does not anticipate becoming substantially dependent on net revenues earned under the Alliance.  Therefore, we believe that Item 601(b)(10)(ii)(B) is inapplicable to this agreement.

We trust the foregoing is responsive to the Staff’s comments.  If you have any questions, please contact Tracy E. Quinn at (323) 582-9977.

Sincerely, /s/ Tracy E. Quinn Tracy E. Quinn Interim Chief Financial Officer

cc:           Tracey L. McNeil (via facsimile)